

03026094

FORM 11-K



ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission file number 33-28520

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ferro Corporation Savings and Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ferro Corporation
1000 Lakeside Avenue
Cleveland, Ohio 44114

REQUIRED INFORMATION

Financial Statements:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan.

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan.

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01-.6A-05)

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Exhibits:

1. Consent of Independent Accountants on Form S-8

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ferro Corporation Savings and Stock Ownership Plan

DATE: 6-20-03

By: Joseph S. Usaj

Joseph S. Usaj
Corporate Vice President, Human Resources
Ferro Corporation
Plan Administrator

FERRO CORPORATION
SAVINGS AND STOCK OWNERSHIP PLAN

Financial Statements

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

FERRO CORPORATION
SAVINGS AND STOCK OWNERSHIP PLAN

Table of Contents

All schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is no information to report.



One Cleveland Center
1375 E. Ninth Street
Cleveland, OH 44114-1796

Independent Auditors' Report

Savings and Stock Ownership Plan Committee
Ferro Corporation Savings and Stock Ownership Plan:

We have audited the accompanying statements of assets available for plan benefits of the Ferro Corporation Savings and Stock Ownership Plan (Plan) as of December 31, 2002 and 2001, and the related statement of changes in assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Ferro Corporation Savings and Stock Ownership Plan as of December 31, 2002 and 2001, and the changes in assets available for plan benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

June 16, 2003

FERRO CORPORATION
SAVINGS AND STOCK OWNERSHIP PLAN

Statements of Assets Available for Plan Benefits

December 31, 2002 and 2001

Assets	2002	2001
Investments (note 3):		
Investment in Master Trust	$ 164,293,263	186,671,892
Cash	678,250	901,389
Participant loans receivable	6,520,170	6,045,745
Total investments	171,491,683	193,619,026
Participant contributions receivable	—	137,050
Dividends receivable	248,374	96,713
Assets available for plan benefits	$ 171,740,057	193,852,789

See accompanying notes to financial statements.

FERRO CORPORATION
SAVINGS AND STOCK OWNERSHIP PLAN

Statement of Changes in Assets Available for Plan Benefits

Year ended December 31, 2002

Additions:	
Investment loss (note 3):	
Interest	$ 466,666
Dividends	5,542,801
Net depreciation in fair value of investments	(19,401,213)
Total investment loss	(13,391,746)
Contributions:	
Employer	4,755,982
Participant	10,090,695
Total contributions	14,846,677
Total additions, net	1,454,931
Deductions:	
Distributions to participants:	
Cash	(22,645,158)
Ferro Corporation common stock	(570,946)
Total distributions to participants	(23,216,104)
Administrative fees	(351,559)
Total deductions	(23,567,663)
Net decrease	(22,112,732)
Assets available for plan benefits:	
Beginning of year	193,852,789
End of year	$ 171,740,057

See accompanying notes to financial statements.

FERRO CORPORATION
SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1) Description of the Plan

The following is a general description of the Ferro Corporation Savings and Stock Ownership Plan (Plan). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a) General

The Ferro Corporation Investment Savings Plan was amended and renamed the Ferro Corporation Savings and Stock Ownership Plan on April 24, 1989, to reflect the addition of an employee stock ownership plan (ESOP) and to amend certain provisions of the savings plan portion of the Plan. The Plan was further amended on July 1, 1999, resulting in several changes including the establishment of a Master Trust.

The Plan was amended January 1, 2002 for GUST and EGTRRA. There was then a second amendment for changes made on March 15, 2002, October 1, 2002, and April 3, 2003, respectively.

The Plan is a defined contribution plan covering certain domestic employees of participating divisions of Ferro Corporation (Company) who have completed three months of service and are not covered by a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Effective September 1, 2001, the Company acquired certain businesses of dmc^2 (Degussa Metals Catalysts Cerdec) from OM Group. Certain assets were transferred from the dmc^2 Degussa Metals Catalysts Cerdec Corporation Savings and Investment Plan into the Ferro Corporation Savings and Stock Ownership Plan as of December 31, 2001.

(b) Contributions

The Plan allows participants to make pretax contributions up to 40% of eligible compensation, subject to certain limitations.

Pretax contributions made to the Plan are matched at 100% of pretax contributions attributable to the first 2% and at 50% of the pretax contributions in excess of the first 2% and up to 8%. All matching contributions are invested in the same manner as other employee contributions.

The Plan also provides participants with a method of withholding up to 40% of their after-tax compensation and, in certain situations, provides a method of investing qualified rollover contributions in any of the investment funds. Maximum pretax and after-tax combined contributions cannot exceed 40%. No matching contributions are made with respect to after-tax contributions.

Beginning in 2002, $1,000 of catch-up contributions can be made by participants who will be age 50 by December 31, 2002. They must maximize contributions under the Plan in order to be eligible for catch-up contributions (either by contributing 40% or by reaching the pretax IRS $11,000 limit).

(Continued)

(c) ***Forfeitures***

Forfeiture of the nonvested portion of the Company's matching contribution is recognized as a reduction of the Company's matching contribution. The total amount of forfeitures that will be used to reduce future employer contributions was $160,919 for the year ended December 31, 2002.

(d) ***Investment Funds***

During 2002 and 2001, Plan assets were invested in eleven investment portfolios offered under the Master Trust held by Mellon Bank, N.A. (Trustee). The Master Trust is comprised of eleven investment funds, each with varying degrees of risk. The participants may allocate contributions among the funds and, at their discretion, change the allocation percentages at any time.

The eleven investment fund options of the Plan are the Company Stock Fund, the Stable Income Fund, the Equity Index Fund, the Capital Appreciation Fund, the Conservative Growth Fund, the Moderate Growth Fund, the Growth Fund, the International Fund, the Small Cap Fund, the Global Equity Fund and the Bond Fund.

The *Company Stock Fund* is comprised principally of investments in Ferro Corporation common stock (Common Stock). The objective is being a shareholder in the Company and producing long-term growth and current income.

The *Stable Income Fund* is comprised principally of guaranteed interest contracts through purchases of units in the Amvescap Stable Value Fund. The objective is to provide steady rates of return.

The *Equity Index Fund* is comprised principally of investments made in the Vanguard Institutional Index Fund, a traded mutual fund that duplicates the performance of the S&P 500. The objective is to produce long-term growth.

The *Capital Appreciation* Fund is comprised principally of investments made in the PIMCO Mid Cap Growth Institutional Fund, a traded mutual fund that invests in stocks of small to mid-sized companies to produce long-term growth.

The *Conservative Growth Fund* is comprised primarily of the Vanguard LifeStyle Conservative Growth Fund, a traded mutual fund. The Fund seeks a high level of income and moderate long-term growth of capital and income by investing in five Vanguard funds.

The *Moderate Growth Fund* is comprised principally of the Vanguard LifeStyle Moderate Growth Fund, a traded mutual fund. The Fund seeks a reasonable level of income and long-term growth of capital and income by investing in four Vanguard funds.

The *Growth Fund* is comprised primarily of the Vanguard LifeStyle Growth Fund, a traded mutual fund. The Fund seeks long-term growth of capital and income by investing in four Vanguard funds.

The *International Fund* is comprised primarily of the Putnam International Growth Cl A Fund, a traded mutual fund. The Fund seeks the growth of capital through investments in the stocks of companies located outside of the United States.

(Continued)

The *Small Cap Fund* is comprised principally of investments made in the SAFECO Growth Opportunities A Fund, a traded mutual fund. The fund invests in smaller companies to produce long-term growth and current income.

The *Global Equity Fund* is comprised principally of investments made in the Janus Worldwide Fund, a traded mutual fund. The fund invests in a broad selection of domestic and foreign stocks to produce long-term growth and current income.

The *Bond Fund* is comprised principally of investments made in the AXP Bond Fund Y, a traded mutual fund. The fund invests in bonds with the objective of providing steady rates of return.

(e) Vesting

Participants are immediately vested in their voluntary contribution plus any earnings accrued thereon. The Company's matching contributions are vested at a rate of 20% per year of service. Upon death or permanent disability, participants' interests in employer contributions become fully vested.

(f) Payment of Benefits

Upon termination of service, the vested amount of the Company's matching contributions and earnings thereon are paid at the election of the participant in shares of Common Stock or in cash. Participants receive their voluntary contributions and earnings thereon in a single lump-sum cash payment, unless participants invest in the Company Stock Fund. Contributions in this fund may be paid in the form of Common Stock or cash at the participant's election.

(g) Withdrawals

Aside from normal retirement distributions and age 59½ withdrawals, pretax savings may be withdrawn only for reasons of extreme financial hardship, as defined under federal law. After-tax savings may be withdrawn at any time and for any reason.

(h) Conversion Rights

The trustee of the ESOP is entitled, at any time, to cause any or all Company Convertible Preferred Stock to be converted into shares of Common Stock at a conversion rate of 2.5988 shares of Common Stock for each share of Preferred Stock.

(i) Participant Loans

Participants are eligible to borrow from $500 up to the lesser of (a) 50% of the value of their vested account balance (including Company matching contributions) or (b) 100% of the value of their pretax, after-tax, and rollover contribution accounts. Loans made to participants may not exceed $50,000, reduced by the amount of the highest outstanding loan balance they have had during the preceding 12 months. Loans may be made for any reason while employed at Ferro. An employee can

(Continued)

only have a maximum of two outstanding loans at one time. Except for loans used to acquire a new principal residence, loans must be repaid within 5 years through payroll withholdings at fixed dollar levels. The interest rates are based on the prime rate in effect on the date of the loan origination and range from 4.75% to 11.00%.

(j) ***Plan Expenses***

During 2002, the administrative expenses, certain legal expenses, investment transfer fees, brokerage fees, transfer taxes, and other expenses incurred in connection with the sale, purchase, and management of the assets of the investment funds were paid by the Plan. Audit fees and miscellaneous legal expenses were paid by the Company.

(2) Significant Accounting Policies

(a) ***Basis of Presentation***

The financial statements of the Plan are prepared using the accrual basis of accounting.

(b) ***Investments***

Investments in the Company Stock Fund, the Equity Index Fund, the Capital Appreciation Fund, the Small Cap Fund, the Conservative Growth Fund, the Moderate Growth Fund, the Growth Fund, the International Fund, the Global Equity Fund, and Bond Fund are held in trust by Mellon Bank, N.A., the Trustee, and such investments and changes therein have been reported to the Plan as having been determined through current market values based on quoted market rates. The investment in the Stable Income Fund is also held in trust by the Trustee and is represented by units in the Amvescap Stable Value Fund, which invests primarily in guaranteed interest contracts. The investment in the Stable Income Fund is valued at the underlying contract value as such contracts are fully benefit-responsive. Participant loan receivables are valued at cost which approximates fair value. Cost for all investments is based on the purchase price of assets held. Purchases and sales of securities are recorded on a trade-date basis.

Dividends and interest earned by the investment funds are automatically reinvested in each of the separate investment funds. Company Convertible Preferred Stock dividends and Company Common Stock dividends are paid to the participant directly through the Plan or reinvested in the Plan.

The Preferred Stock is valued at the conversion price which is based on 2.5988 shares of Common Stock for each share of Preferred Stock.

On July 1, 1999, a Master Trust was established. All of the Plan's assets (excluding participant loans) are in the Master Trust, which was established for the investment of assets of the Plan and the Ferro Corporation Bargaining Unit 401(k) plan. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee. At December 31,

2002 and 2001, the Plan's interest in the net assets of the Master Trust was approximately 98.5% and 98.9%, respectively. Investment income, investment expenses, administrative expenses, and appreciation (depreciation) in fair value relating to the Master Trust are allocated to the individual plan's total assets.

(c) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3) Master Trust

The following table presents the fair value of Master Trust total assets (excluding participant loans):

	2002	2001
Mutual funds:		
Amvescap Stable Value Fund*	$ 31,954,388	22,841,747
PIMCO Mid Cap Growth Institutional Fund	8,005,831	9,669,682
Vanguard Institutional Index Fund	27,039,672	41,311,464
AXP Bond Fund	6,563,790	4,632,407
SAFECO Growth Opportunities A Fund	3,125,557	3,549,393
Janus Worldwide Fund	3,491,484	4,335,230
Putnam International Growth Cl A Fund	851,892	713,781
Vanguard Conservative Growth Fund	1,122,394	225,304
Vanguard Growth Fund	1,002,081	106,838
Vanguard Moderate Growth Fund	9,789,640	12,696,226
Interest-bearing cash*	340,392	326,932
Company Common Stock*	28,165,616	26,909,380
Company Convertible Preferred Stock*	45,295,453	61,511,869
	$ 166,748,190	188,830,253

* A portion of the Amvescap Stable Value Fund represents nonparticipant-directed funds based on participants not electing investment allocations for the employer contribution in the Bargaining Unit 401(k) Plan. The Company Convertible Preferred Stock is all nonparticipant-directed, while only a portion of the interest-bearing cash and Company Common Stock is nonparticipant-directed for the Savings and Stock Ownership Plan.

FERRO CORPORATION
SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2002 and 2001

The following table presents investment loss of investments in the Master Trust for the year ended December 31, 2002:

Dividends	$	5,600,642
Net depreciation in fair value of investments:		
Mutual funds		(16,077,174)
Company Common Stock		(1,817,392)
Company Convertible Preferred Stock		(1,900,793)
Net investment loss	$	(14,194,717)

(4) Nonparticipant-directed Investments

Information about the net assets of the Master Trust and significant components of changes in net assets relating to the nonparticipant-directed investments for the Plan is as follows:

		2002	2001
Net assets:			
Convertible Preferred Stock	$	45,295,453	61,511,869
Common Stock		28,135,431	26,952,641
Interest-bearing cash		335,967	323,526
Total net assets	$	73,766,851	88,788,036
Beginning net assets	$	88,788,036	81,489,543
Changes in net assets:			
Contributions		8,985,722	6,834,332
Dividends and interest		3,079,465	3,651,363
Net appreciation (depreciation)		(3,966,031)	9,563,758
Benefits paid to participants		(3,422,049)	(4,261,128)
Transfers to participant-directed investments		(19,698,292)	(8,489,832)
Net increase (decrease) in net assets		(15,021,185)	7,298,493
Ending net assets	$	73,766,851	88,788,036

(5) Plan Termination

Ferro Corporation has voluntarily agreed to make contributions to the Plan. Although the Company has not expressed any intent to terminate the Plan agreement, it may do so at anytime. In the event of such termination, each participant will receive 100% of the amounts contributed to the Plan and earnings thereon, and the vested amount of the Company's matching contribution.

(Continued)

(6) Federal Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated September 5, 1995, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (Code). The Plan has been amended for GUST and EGTRRA since the date of this letter and the Company has therefore filed for and is awaiting receipt of a new determination letter. The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Consent of Independent Auditors

The Board of Directors
Ferro Corporation:

We consent to the incorporation by reference in the Registration Statement (File No. 33-28520) on Form S-8 of Ferro Corporation of our report dated June 16, 2003 relating to the statements of assets available for plan benefits of Ferro Corporation Savings and Stock Ownership Plan as of December 31, 2002 and 2001, and the related statement of changes in assets available for plan benefits for the year ended December 31, 2002, which appears in the December 31, 2002 annual report on Form 11-K of Ferro Corporation.

KPMG LLP

Cleveland, Ohio
June 26, 2003